Exhibit 99.54

(the “Company”)

STATEMENT OF EXECUTIVE COMPENSATION

For the fiscal year ended December 31, 2020

Dated June 29, 2021

GENERAL

The following information of the Company is provided in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers (“Form 51-102F6V”).

Information contained in this Statement of Executive Compensation is as of December 31, 2020, unless otherwise indicated and all dollar amounts referenced herein are in Canadian Dollars, unless otherwise specified.

Director and Named Executive Officer Compensation

The named executive officers (NEOs) and directors of the Company for the financial year ended December 31, 2020, were Collin Kettell, Executive Chairman; Craig A. Roberts, Chief Executive Officer; Denis Laviolette, President; Michael Kanevsky, Chief Financial Officer; Greg Matheson, Chief Operating Officer; John Anderson, Director; and Quinton Hennigh, Director.

Particulars of compensation, excluding options and compensation securities, paid to each NEO and director in the two most recently completed financial years is set out in the table below:

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES

		Salary,
		consulting
		fee, retainer		Committee
		or		or meeting	Value of	Total
		commission	Bonus	fees	perquisites	compensation
Name and position	Year	($)	($)	($)	($)	($)
Collin Kettell(1)	2020	269,070	75,000	Nil	Nil	344,070
Executive Chairman and Director	2019	9,967	152,432	N/A	N/A	162,399
Craig A. Roberts(2)	2020	250,000	325,000	Nil	Nil	575,000
CEO and Director	2019	N/A	N/A	N/A	N/A	N/A
Denis Laviolette(3)	2020	195,000	75,000	Nil	Nil	270,000
President and Director	2019	290,000	N/A	N/A	N/A	290,000
Michael Kanevsky(4)	2020	72,900	Nil	Nil	Nil	72,900
CFO	2019	94,500	N/A	N/A	N/A	94,500
Greg Matheson(5)	2020	157,083	33,000	Nil	Nil	190,083
COO	2019	130,000	N/A	N/A	N/A	130,000
John Anderson(6)	2020	10,000	Nil	Nil	Nil	10,000
Director	2019	N/A	N/A	N/A	N/A	N/A
Quinton Hennigh(7)	2020	10,000	Nil	Nil	Nil	10,000
Director	2019	N/A	N/A	N/A	N/A	N/A

(1)	Collin Kettell was appointed as Director and Executive Chairman on January 21, 2016.

(2)	Craig A. Roberts was appointed as Director on December 17, 2019 and was appointed CEO on March 6, 2020.

(3)	Denis Laviolette was appointed as Director and President on January 21, 2016.

(4)	Michael Kanevsky was appointed as CFO on February 1, 2019.

(5)	Greg Matheson was appointed as COO on April 1, 2019.

(6)	John Anderson was appointed as Director on April 20, 2018 and ceased to be a Director on May 10, 2021.

(7)	Quinton Hennigh was appointed as Director on June 23, 2020.

For 2020, annual compensation for Directors who are not NEOs was a $24,000 cash retainer.

Stock Options and Other Compensation Securities

Compensation securities granted or issued to each NEO and director in 2020 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries is set out in the table below:

COMPENSATION SECURITIES

		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and	compensation	percentage of	issue or	price	grant	year end	Expiry
Position	security(1)	class	grant	($)	($)(2)	($)	date
	Stock option	100,000 (0.71%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		100,000, 0.07%)
	Stock option	1,395,000 (9.84)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
		common shares:
Collin Kettell	Stock option	1,395,000, 0.94%)	2020-08-11	1.40	1.40	4.07	2025-08-11
Executive Chairman		1,735,000
and Director		(12.23%)
		(underlying
		common shares:
		1,735,000, 1.17%)
	Stock option	4,280,000	2020-12-31	4.10	4.07	4.07	2025-12-31
		(30.18%)
		(underlying
		common shares:
		4,280,000, 2.88%)

	Stock option	1,800,000	2020-04-15	1.00	N/A	4.07	2025-04-15
		(12.69%)
		(underlying
		common shares:
		1,800,000, 1.21%)
	Stock option	125,000 (0.88%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
Craig A. Roberts		common shares:
CEO and Director		125,000, 0.08%)
	Stock option	1,250,000	2020-08-11	1.40	1.40	4.07	2025-08-11
		(8.81%)
		(underlying
		common shares:
		1,250,000, 0.84%)
	Stock option	700,000 (4.94%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		700,000, 0.47%)

COMPENSATION SECURITIES

		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and	compensation	percentage of	issue or	price	grant	year end	Expiry
Position	security(1)	class	grant	($)	($)(2)	($)	date
	Stock option	100,000 (0.71%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		100,000, 0.07%)
	Stock option	50,000 (0.35%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
Denis Laviolette		common shares:
President and		50,000, 0.03%)
Director		1,000,000	2020-08-11	1.40	1.40	4.07	2025-08-11
	Stock option	(7.05%)
		(underlying
		common shares:
		1,000,000, 0.67%)
	Stock option	50,000 (0.35%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		50,000, 0.03%)

Greg Matheson	Stock option	25,000 (0.18%)	2020-05-23	1.075	N/A	4.07	2025-05-23
COO		(underlying
		common shares:
		25,000, 0.02%)
	Stock option	125,000 (0.88%)	2020-08-11	1.40	1.40	4.07	2025-08-11
		(underlying
		common shares:
		125,000, 0.08%)
	Stock option	50,000 (0.35%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		50,000, 0.03%)

	Stock option	50,000 (0.35%)	2020-04-15	1.00	N/A	4.07	2025-04-15
		(underlying
		common shares:
		50,000, 0.03%)
	Stock option	25,000 (0.18%)	2020-05-23	1.075	N/A	4.07	2025-05-23
		(underlying
John Anderson(3)		common shares:
Director		25,000, 0.02%)
	Stock option	50,000 (0.35%)	2020-08-11	1.40	1.40	4.07	2025-08-11
		(underlying
		common shares:
		50,000, 0.03%)
	Stock option	50,000 (0.35%)	2020-12-31	4.10	4.07	4.07	2025-12-31
		(underlying
		common shares:
		50,000, 0.03%)

COMPENSATION SECURITIES

		Number of			Closing
		compensation			price of	Closing
		securities,			security or	price of
		number of			underlying	security or
		underlying			security on	underlying
	Type of	securities, and	Date of	Exercise	date of	security at
Name and	compensation	percentage of	issue or	price	grant	year end	Expiry
Position	security(1)	class	grant	($)	($)(2)	($)	date
	Stock option	200,000 (1.41%)	2020-08-11	1.40	1.40	4.07	2025-08-11
(underlying
common shares:
Quinton Hennigh,		200,000, 0.13%)
Director	Stock option	150,000 (1.06%)	2020-12-31	4.10	4.07	4.07	2025-12-31
(underlying
common shares:
150,000, 0.10%)

(1)	Stock options vest 100% upon date of grant.

(2)	The Company began trading on the TSX Venture Exchange on August 11, 2020.

(3)	John Anderson ceased to be a director on May 10, 2021.

Compensation securities exercised by NEOs and directors in 2020 are set out in the table below:

  EXERCISE OF COMPENSATION SECURITIES BY DIRECTORS AND NEOs

						Difference
						between
					Closing	price and
			Exercise		price per	closing
		Number of	price		security	price on	Total
	Type of	underlying	per		on date of	date of	value on
Name and	compensation	securities	security	Date of	exercise	exercise	exercise
Position	security	exercised	($)	exercise	($)(1)	($)(1)	date ($)
	Stock option	200,000	0.50	2020-04-29	N/A	N/A	N/A
Collin Kettell,	Stock option	1,050,000	0.50	2020-12-31	4.07	3.57	3,748,500
Executive Chairman	Stock option	100,000	1.00	2020-12-31	4.07	3.07	307,000
	Stock option	1,395,000	1.075	2020-12-31	4.07	2.995	4,178,025
	Stock option	1,735,000	1.40	2020-12-31	4.07	2.67	4,632,450

Craig A. Roberts	Stock option	800,000	0.50	2020-04-13	N/A	N/A	N/A
CEO and Director	Stock option	700,000	1.00	2020-12-23	4.28	3.28	2,296,000

(1)	The Company began trading on the TSX Venture Exchange on August 11, 2020.

Stock Option Plans and Other Incentive Plans

On June 17, 2020, the Company shareholders approved the Stock Option Plan. The purpose of the Stock Option Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long term goals of the Company and to enable and encourage those individuals to acquire common shares as long term investments. The Company is required to obtain shareholder approval of the Stock Option Plan on a yearly basis in accordance with the policies of the TSXV. The general terms and conditions of the Stock Option Plan are reflected in the disclosure below.

Administration	The Stock Option Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Stock Option Plan.

Number of Shares	The maximum number of common shares issuable under the Stock Option Plan shall not exceed 10% of the number of common shares issued and outstanding as of each the date on which the Board grants the option (the “Award Date”). The number of common shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of options shall not reduce the number of common shares issuable under the Stock Option Plan and shall again be available for issuance thereunder.

Securities	Each option entitles the holder thereof (an “Option Holder”) to purchase one common share at an exercise price determined by the Board.

Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.

Exercise Price	The exercise price of an option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the common shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the common shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

Exercise Period	The exercise period of an option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Stock Option Plan).

Cessation of Employment	Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual), and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

Acceleration Events	If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Stock Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their options, as to all or any of such options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Stock Option Plan or the terms of any option, if at any time when options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations	The maximum number of common shares which may be issuable, at any time, to Insiders (as defined in the Stock Option Plan) under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The maximum number of common shares which may be issued, within any one-year period, to Insiders under the Stock Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of common shares issued and outstanding. The total number of options awarded to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding common shares of the Company at the Award Date unless the Company has obtained disinterested shareholder approval as required by the TSXV.

The total number of options awarded to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding common shares of the Company at the Award Date unless consent is obtained from the TSXV.

The total number of options awarded to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding common shares of the company, in any twelvemonth period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities will vest in stages over not less than twelve months with no more than one quarter of the options vesting in any three-month period.

Amendments	Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Stock Option Plan and the terms and conditions of any option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Stock Option Plan, any option or the common shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Stock Option Plan relating to the following if the Board obtains the approval of the shareholders of the Company: (i) persons eligible to be granted options under the Stock Option Plan; (ii) the maximum number or percentage of common shares reserved for issuance upon exercise of options available under the Stock Option Plan; (iii) the limitations on grants of options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options; or (vii) amendments to the amendment provisions of the Stock Option Plan.

Disinterested shareholders of the Company must approve any amendment to options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price of such Options.

Termination	The Board may terminate the Stock Option Plan any time provided that such termination shall not alter the terms or conditions of any option or impair any right of any Option Holder pursuant to any option awarded prior to the date of such termination and notwithstanding such termination, the Company, such options and such Option Holders shall continue to be governed by the provisions of the Stock Option Plan.

External Management Companies

Other than as disclosed below under “Employment, Consulting and Management Agreements”, the Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or Directors and, other than as disclosed below, the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

Employment, Consulting and Management Agreements

As of the date of this Registration Statement, other than as described below, we do not have any contract, agreement, plan or arrangement that provides for payments to the Named Executive Officers at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or Named Executive Officer's responsibilities.

For the purposes of this section “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Collin Kettell, Executive Chairman and Director, provides management services to the Company through Argentum Capital Corp. (“Argentum”). The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum is paid a base fee rate of $25,000 per month (the “Argentum Base Fee”), subject to annual review by the Board. Argentum is also eligible for an incentive fee and the grant of Options pursuant to the Stock Option agreement as determined by the Board at its discretion.

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Flotsam Management Services Agreement

Craig Roberts, Chief Executive Officer, provides management services to the Company through Flotsam Cove Holdings Ltd. (“Flotsam”). The Company entered into a management services agreement with Flotsam dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Flotsam to the Company (the “Flotsam Agreement”). Pursuant to the terms and conditions of the Flotsam Agreement, Flotsam provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services.

Flotsam is paid a base fee rate of $25,000 per month (the “Flotsam Base Fee”), subject to annual review by the Board. Pursuant to the Flotsam Agreement, Flotsam received a bonus of $250,000 on March 30, 2020 and then paid $400,000 to exercise 800,000 Options at an exercise price of $0.50 to purchase 800,000 common shares. On April 15, 2020, the Company then granted Mr. Roberts an additional 800,000 Options at an exercise price of $1.00 per share. Flotsam is also eligible for an incentive fee at the Board’s discretion. Under the terms of the Flotsam Agreement, upon closing of the Novo Transaction, Mr. Roberts was granted 1,000,000 additional Options on April 15, 2020 pursuant to the Stock Option Plan. In addition, under the Flotsam Agreement, it was agreed, as soon as at least 900,000 additional Options are available under the Stock Option Plan, to grant Mr. Roberts an additional 900,000 Options.

Under the terms of the Flotsam Agreement, at anytime within 60 days following a Change of Control of the Company, Flotsam or the Company may elect to terminate the Flotsam Agreement. Upon such termination, the Company is obliged to compensate Flotsam (i) a termination fee equal to 24 months of the Flotsam Base Fee, (ii) an amount equal to any incentive fee paid to Flotsam within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Flotsam under the Flotsam Agreement. The estimated incremental payments to Flotsam that would result from a Change of Control occurring as at December 31, 2020 would be $600,000.

Bruno Management Services Agreement

Denis Laviolette, President and Director, provides his management services to the Company through Bruno Management Services Corporation (“ Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provides certain management consulting services to the Company and its subsidiaries as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company, (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services.

Bruno is paid a base fee rate of $17,500 per month (the “Bruno Base Fee”), subject to annual review by the Board. Bruno is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion.

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The estimated incremental payments to Bruno that would result from a Change of Control occurring as at December 31, 2020 would be $420,000.

BM Strategic Management Services Agreement

Michael Kanevsky, Chief Financial Officer, provides his services to the Company through a third-party management services agreement with BM Strategic (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company.

Separation Event Benefits

The following table presents the estimated total change of control and termination benefits of its 2020 NEOs, assuming the separation event occurred on December 31, 2020, including any amounts attributable to option benefits using the TSXV closing price of $4.10 as at December 31, 2020.

	Separation Event
			Termination	Change of
		Termination	without Cause	Control
NEO	Resignation	with Cause	$	$
Collin Kettell Executive Chairman and Director	Nil	Nil	450,000	600,000

Craig A. Roberts CEO and Director	Nil	Nil	450,000	600,000

Denis Laviolette President and Director	Nil	Nil	315,000	420,000

Michael Kanevsky CFO	Nil	Nil	Nil	Nil

Greg Matheson COO	Nil	Nil	292,500	390,000

Oversight and Description of Director and Named Executive Officer Compensation

During 2020 the following events occurred which impacted compensation for directors and NEOs:

•	The common shares of the company commenced trading on the TSX Venture Exchange under the symbol “NFG” on August 11, 2020.

•	On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. The Company continues to closely monitor developments in the pandemic, including the potential impact on the Company's operations. The impact of COVID-19 is uncertain and COVID-19 could have a significant impact on exploration and development projects.

•	The Company formed an Audit Committee (the “Audit Committee”) on June 22, 2020, comprised of Douglas Hurst (Chair), Dr. Quinton Hennigh and Denis Laviolette, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Hurst and Dr. Hennigh are considered “independent” and Mr. Laviolette, as President of the Company, is not considered “independent”, pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of our internal financial controls and financial reporting. Our external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with our external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of our external auditor, overseeing our internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and our external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on us and the effectiveness of our compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

•	The Company formed a Compensation Committee on June 22, 2020, comprised of Collin Kettell (Chair), Douglas Hurst and Craig Roberts. Douglas Hurst is considered “independent” and Collin Kettell, as Executive Chairman, and Craig Roberts, as Chief Executive Officer, are not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

•	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

Base Salary:

The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions in comparable companies. Individual and corporate performance will also be taken into account in determining base salary levels for executives.

The 2020 base salaries for each NEO at December 31, 2020 were as follows:

2020 Base Salary
Name and Principal Position	$
Collin Kettell, Executive Chairman	300,000
Craig A. Roberts, Chief Executive Officer	300,000
Denis Laviolette, President	210,000
Michael Kanevsky, CFO	72,900
Greg Matheson, COO	195,000

Short-term Incentive Awards:

In determining to award performance bonuses, including the amounts thereof, the Board of Directors uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Short-term incentive awards were granted to NEOs in 2020 based on the Compensation Committee’s assessment of the Company’s performance for the year and are disclosed in the “Table of Compensation Excluding Compensation Securities”, above.

Long-term Incentive Awards:

Long-term incentives for NEOs and directors take the form of stock options which are granted under the direction of the Compensation Committee in accordance with the Company’s shareholder approved stock option plan. The value of stock options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the Compensation Committee on an annual basis and again when considering new stock option grants. The terms of the stock option plan are also reviewed from time to time by the Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary (see “Stock Option Plan and Other Incentive Plans” above).

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2020.

Pension Disclosure

The Company does not have a deferred compensation plan or pension plan that provides for payments or benefits at, following, or in connection with retirement.